EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended March 31, 2012
Fixed charges:
Interest expense*	$40
Estimated interest portion of rents	7

Total fixed charges	$47

Income:
Income from continuing operations before income taxes	$177
Fixed charges	47
Dividends received from TFC	240
Capital contributions paid to TFC under Support Agreement	(240)
Eliminate pretax income of Finance group	(12)

Adjusted income	$212

Ratio of income to fixed charges	4.51

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.